Exhibit 12.1
Calculation of Ratio of Earnings to Fixed Charges

IFRS	2005	2004

Total Earnings	2,114	1,885
pretax income from continuing operations	1,810	1,527
fixed charges	458	477
distributed income of equity investees	28	20
minority interest in pre-tax income of subsidiaries that have no fixed charges	-162	-127
preference security dividends of consolidated subsidiaries	-10	-10
interest capitalized	-10	-2

Total Fixed charges	458	477
interest expense (including amortized premium)	390	418
interest capitalized	10	2
preference security dividends of consolidated subsidiaries	10	10
estimate of the interest within rental expense	48	47

RATIO	4.62	3.95

US GAAP	2005	2004	2003	2002	2001

Total Earnings	1,969	1,691	1,750	1,549	1,671
pretax income from continuing operations	1,665	1,279	1,281	1,084	1,118
fixed charges	458	477	532	580	588
distributed income of equity investees	28	74	70	57	81
minority interest in pre-tax income of subsidiaries that have no fixed charges	-162	-127	-116	-118	-88
preference security dividends of consolidated subsidiaries	-10	-10	-10	-14	-12
interest capitalized	-10	-2	-7	-40	-16

Total Fixed charges	458	477	532	580	588
interest expense (including amortized premium)	390	418	471	498	546
interest capitalized	10	2	7	40	16
preference security dividends of consolidated subsidiaries	10	10	10	14	12
estimate of the interest within rental expense	48	47	44	28	14

RATIO	4.30	3.54	3.29	2.67	2.84